INVEST IN BOUNDLESS ROBOTICS (MASSCHALLENGE 2021)

Empowering busy adults to effortlessly grow cannabis “automagically” at home


ANNABOTO
MEET ANNABOTO
AI enabled, "set-it-and-forget-it" device for growing cannabis automagically
Grow ~2oz of high-quality, pesticide-free
every 90 days
Easy - just press a button and change water weekly
$7B Market Opportunity
Boundless Robotics does not manufacture, produce or sell cannabis.

annaboto.com Boston MA

Technology | Hardware | D2C | Minority Founder | Agriculture & Agtech

LEAD INVESTOR

Ann Whittaker

Like many of us, my choice to invest time and resources into any activity is based primarily on its alignment with my aspirations and my values. And most importantly the people with whom I'll be surrounding myself. Boundless Robotics was founded by one of my most trusted and inspiring colleagues in my work career: Carl Palme. And as a veteran employee of, advisor to, and/or investor in over a dozen high-tech start-ups, and as a co-Founder of category creating Rethink Robotics, I've seen first hand which founder and team qualities make or break a company, and Boundless has all the right stuff. I'm investing in Carl's supreme competence, his humility, and his dedication to delivering excellence in innovation to customers, always. His depth of heart, intelligence and his sheer drive to succeed are solid. Moreover, the incredible thought and research that went into conceiving Annaboto, the technical expertise of the team that developed it (and for whom delighting customers is job #1), and the help of the many people who coached us through product/market fit to connect us to our audience, was immense. Finally, our fantastic beta testers and their feedback on this game changing technology, has been tremendous. Then, imagining the many millions of people from all walks of life and representing every possible demographic - all with deeply personal reasons for using cannabis - for whom this product will be a truly valuable resource, made it an easy decision to commit my own money to bring the Annaboto to market. The product is unlike anything else on the market today; it's unique in its breadth and functionality. Our customers can attest to how well the Annaboto works and how it will change their lives. I'm beyond excited to be a part of Boundless Robotics!

Invested $100,000 this round & $100,000 previously

Highlights

1. 📈 Oversubscribed in pre-sales signups at 500+ units, $500k in early stage pipeline (not guaranteed)
2. 🚀 Go to Market includes ARR after upfront hardware sale, increasing revenue with every unit sold
3. 💰 Over $755K capital previously raised from Angels and VC
4. 🤖 2nd Time LatinX Founder 🇲🇽 w/ proven success in building game changing robotic solutions and HW
5. 🎓 2021 Mass Challenge Alum (Boston) & 🏅 winner of BU/GLP Cannabis Startup Competition 2021
6. 📜 Patent Pending Hydroponics, AI, and Lighting Technology
7. 😀 Customers Love the Product "AI grew my weed, and it is GOOD"
8. ✍️ 5+ years DEVELOPMENT! | We're shaking up a $91.5B+ market with 26.3% CAGR

Our Founder



Carl Palme Founder + CEO

2x LatinX founder and “Chief Nerd”, passionate about changing the world with innovative technology and unparalleled user experiences. Two decades of experience developing robotic hardware and Vision AI SaaS. Ex Rethink Robotics and Neurala.

I'm a product guy through and through. I love developing hardware solutions that solve big problems for a lot of people. I want to use my background in robotics and AI to help people grow their own cannabis while normalizing cannabis for health and wellness. This will have a good, positive impact on so many people. I love it!

Why we believe Boundless will be a success:

- **Growing cannabis at home is legal in multiple states**
  Scroll down to see a map of where it's legal to grow at home. It's simply the best way to get fresh, pesticide-free cannabis with consistent effects and at the lowest cost.
- **Big and growing market.**
  Over 73% of Americans live in states with legal access to cannabis. This market will only grow as more states and countries legalize cannabis. In most cases, growing at home is the first thing to be allowed. As of 2021, **6% of American cannabis consumers (~3M) report growing their own cannabis and spent $2.7B in Home Growing Supplies. We believe we can quadruple this market with easy to use solutions.**
- **Massively scalable.**
  We designed the product from the ground up to be massively scalable. From the hardware design to the software infrastructure. Our use of Artificial Intelligence will allow us to grow any plant in any environment and this data can be leveraged to build consumer and industrial products. Boundless Robotics is revolutionizing the future of legal cannabis (worth $91.5 Billion by 2028 with a 26.3% CAGR) with AI, robotics, and hydroponics.
- **Hyper growth platform.**
  Decentralized, Frictionless, and Subscription Based - This has been our design mantra from the beginning. We want to make sure the product works incredibly well for any customer so we can do good by them. We also designed everything so we can do well as a company and have enough money to keep making a positive impact in the industry.
- **Highly attractive product.**
  $0.755M invested in R&D - we are a lean, agile, customer obsessed team. With patents pending for N.A., UK, and EU. plus 5+ years perfecting every aspect of the user experience, including extensive market research to develop something that "just works" and all you have to do is "add water". Customers can expect a return on their investment in as soon as the second plant they grow (~6 months) even with no expertise and with minimal time commitment.

If you are interested in reading a 3rd party report on the market, head over to New Frontier Data to download the document (Link)

US consumers spend roughly $206.5 million a day or $1.45 billion per week on cannabis. 30%+ Are interested in growing at home if it were easy (~12 million people). As of 2017, the home grow market is estimated to be greater than $7 Billion in the US alone, while the Legal Cannabis Market is Expected to Grow at a 27% CAGR.

Investment Terms

$10M Valuation Cap with a 20% Discount on a SAFE note for the $500,000 Invested. After the $500,000, the valuation cap goes up to $12M. Learn more about SAFE notes.

Lead Investor Interview Video



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DISRUPTING CANNABIS PRODUCTION
HARNESSING AUTOMATION
- HYDROPONICS - ROBOTICS - A.I. -
Increase Variety
Improve Quality
Lower Costs



STARTING WITH THE HOME
• Tens of millions of consumers
• Hyper-growth platform business
• Decentralized
• Frictionless
• Subscription Based
• Accessories and Skins

- **Decentralized** - Production at scale to disrupt this industry - No more brick and mortar, capital expenses, or licenses. Growing is distributed across a network of machines. This creates the data that we need to promote decisions that benefit everyone.
- **Frictionless** - Because growing cannabis is legal in 19 states (and counting), the technology needs to be as easy as "just add water".
- **Subscription Based** - Allows us to cater pricing and use to different types of customers. From people who just want to make a statement to those who need cannabis the most.
- **Accessories and Skins** - We want your Annaboto to be part of your life. Accessorize and skin as you please so it fits your life. We will supply and/or license these.



ANNABOTO
MEET ANNABOTO
AI enabled, "set-it-and-forget-it" device for growing cannabis AUTOMAGICALLY
Grow ~2oz of high-quality, pesticide-free cannabis every 90 days
Easy Results - Just Press a Button and Change Water Weekly
All for $999 USD (ROI < 6 months)
Boundless Robotics does not manufacture, produce or sell cannabis.

Our goal is to build products that are easy to use by both experts and complete beginners - Make it accessible to everyone.

It is a smart device that allows you to enjoy every aspect of growing cannabis with little to no effort.

Easy User Experience and Guidance

Annaboto - Has a single button with an RGB LED to tell status. It also has color coded water levels so you can be sure she has water. The lamp is included as well as a shade, although you can change the shade to match your decor. Also, the lamp includes the filter which will help manage the odor of your plant - unless you want to smell the glorious terpenes =)

Mobile App - Very intuitive user interface that tells you everything you need to

know about your Annaboto and gives you notices when interesting events happen. Also, you have direct access to our knowledge base directly from the app so you can learn all about Annaboto and growing cannabis.



HOW DOES SHE WORK?
• Artificial Intelligence - Allows us to scale to any seed in any environment
• Robotics - Allows us to control the food and environment accurately
• Hydroponics - Allows us to grow quickly, in less space, and with fewer pests
Lights and Odor Mgmt
No Tent Needed
Fully Automated
Custom Shades
Expansion Outlets
Single Button

In development since 2016

Our team of Robotics and AI experts has been working on this product since growing cannabis became legal in Massachusetts. We have multiple decades of experience working in hardware product development, robotics and automation - as well as making these products easy to use by anyone.

We have a Master Utility Patent Pending, Several Design Patents Pending, and Trademarks Granted for USA, Canada, Mexico, UK, and EU.



MOBILE APP ENHANCES EXPERIENCE
MONITOR & CONTROL
At home or away
LEARN
Educate yourself in a safe space
TIMELAPSE
Watch your plant grow
SOCIALIZE
Meet others like you
REFERRAL SYSTEM
Share benefits with friends
DATA CAPTURE
Share qualitative data



Timelapse
Carl Palme
00:21

Why grow with Annaboto?

We believe that this is the BEST way to get access to high-quality, guaranteed pesticide-free cannabis at the lowest cost. It's also the strain that works best for you and has consistent effects because it's all grown as part of the same batch.

It's all in the AI - Our artificial intelligence will allow us to grow any seed in any environment. It adapts to your unique setup and learns from you and all the other Annabotos in the field. This means you will be able experience with different varieties and still succeed.

DID YOU KNOW - 90% of of consumers use cannabis as part of their health and wellness routine. Growing your own means you know what went into it so you know it's pesticide free, safe, and organic.

When you grow your own, you know!



DISPENSARY
ANNABOTO
Limited Selection
OK Quality
Expensive
Your Desired Strain
Fresh and No Pesticides
Lower Recurring Cost

Most city-dwelling professionals just don't have the time, space, or expertise to grow outdoors or in a tent.



DIY
ANNABOTO
Expertise Needed
Purchased Separately
Takes Up Space
Fully Automated
Everything You Need
Fits Anywhere

Other automated solutions exist, but they are more expensive, look like refrigerators, and actually limit how much you can grow due to the enclosed nature. Finally, they are hard to support and maintain. Our modular design takes care of all of these issues.



OTHER AUTOMATED SOLUTIONS
ANNABOTO
Hard to Maintain
Limited Growth
Looks like Fridge
Modular
Open Design
Fits Right In

Our memberships will help consumers keep growing. We will send them EVERYTHING they need to keep growing and storing their cannabis - JUST IN TIME.

Don't worry - If you aren't ready for a subscription you can still get access to all the community benefits. We want you to be happy and only choose a subscription if that's what makes the most economical sense.



WITH AFFORDABLE HARDWARE AND MONTHLY SUBSCRIPTIONS
$129/kit
+ $999 Annaboto
A-la Carte
Infrequent Users
No Commitment
$29/mo
+ $999 Annaboto
2-Year Membership
Best Deal
Grow 4-6 Plants/year
Delivered Just in Time
$34/mo
+ $999 Annaboto
1-Year Membership
Grow 4-6 Plants/year
Delivered Just in Time
60% GROSS MARGINS
~$3K EXPECTED CUSTOMER LTV
D2C DIRECT TO CONSUMER

We have been testing the product with many people throughout Massachusetts since 2019. We have 100% success rate with germination and 93% success rate with growing plants all the way through harvest (a cat ate some young plants - don't worry, the cat is ok!)

Did you know - Raw cannabis won't get you high because it has not been decarboxylated. That means that the non-psychoactive cannabinoid THCA has not been turned into the psychoactive cannabinoid THC through a heating process.



BROUGHT TO LIFE BY CUSTOMER OBSESSED NERDS
Meet Carl Palme, Founder & CEO
- ENG/MBA/MSIS entrepreneur (two time Founder) and high-tech start-up veteran, LatinX
- Career focus on engineering, developing and selling high-tech solutions that are easy to use and solve big problems in big markets
The Team
- Combined decades of deep experience bringing complex products to market using robotics and AI
- Longtime collaborators with an excellent dynamic, solid competence and fierce dedication to their craft and to success
WPI
BOSTON UNIVERSITY
ClearMotion

We truly 🧡 our customers! They are the reason we wake up in the morning to work on hard problems! They also love Annaboto and the word of mouth is incredible. So far, each customer has brought us at least 2 more customers. If you are one of our customers, we are very grateful for you.

As of now, we have more demand for Annaboto than we can supply. That's why we are raising money - So we can purchase the tooling necessary to make thousands of Annabotos per month.



BECAUSE WE 🧡 OUR CUSTOMERS!
PEOPLE ARE LOVING GROWING WITH
ANNABOTO

DID YOU KNOW - Cannabis is now legal in several countries, including Canada and Thailand. Germany is set to legalize by the end of 2022.

<u>**US consumers spend roughly $206.5 million a day o r $1.45 billion per week**</u> on cannabis. 30%+ Are interested in growing at home if it were easy growing cannabis at home if it were easy (~12 million people). As of 2017, the home grow market is estimated at <u>$7 Billion</u> in the US alone, while the Legal Cannabis Market is Expected to Growat a <u>27% CAGR.</u>



FOR THE 43 MILLION WHO CONSUME DAILY AND THE 12 MILLION WHO WANT TO GROW AT HOME... IN USA ALONE
$326 AVERAGE COST PER OZ OF CANNABIS RETAIL
$61B WORTH OF U.S. CANNABIS INDUSTRY
43 MILLION CANNABIS USERS IN USA
12 MILLION TARGET DEMOGRAPHICS


12%
ACTIVE CANNABIS USERS IN USA
30%
INTERESTED IN GROWING CANNABIS AT HOME
2.4 MILLION INITIAL TARGET PERSONAS
($7.2B)

The world is taking notice. From being featured on **Different Leaf** and **The Boston Globe**, among others, Boundless Robotics is making a BIG impression in tech, medical, and mainstream circles.

Also, we were finalists in MassChallenge Boston 2021 and were the winners of the **5th Annual Boston University/Green Lion Partners Cannabis Startup Competition**.

AS SEEN ON

And Over 100 News Sites


AND THIS IS ONLY PHASE 1
• Phase 1 : democratize growing cannabis
• Phase 2 : build industrial solutions with data collected for artificial intelligence
• Phase 3 : become the largest supplier of grow data and automation solutions (home and industrial)


LET'S BRING CANNABIS OUT OF THE BASEMENT AND INTO TODAY'S WORLD
JOIN US.
ANNABOTO

Become an owner at Boundless Robotics, today!

Why we believe Boundless will be a success:

- **Highly attractive product.** $0.755M invested in R&D - we are a lean, agile, customer obsessed team. **With patents pending for N.A., UK, and EU.** plus 5+ years perfecting every aspect of the user experience, including extensive market research to develop something that "just works" and all you have to do is "add water".
- **Big and growing market.** **Over 73% of Americans live in states with legal access to cannabis**. This market will only grow as more states and countries legalize cannabis. In most cases, growing at home is the first thing to be allowed.
- **Massively scalable.** We designed the product from the ground up to be massively scalable. From the hardware design to the software infrastructure. Our use of Artificial Intelligence will allow us to grow any plant in any environment and this data can be leveraged to build consumer and industrial products.
- **Hyper growth platform.** Decentralized, Frictionless, and Subscription Based - This has been our design mantra from the beginning. We want to make sure the product works incredibly well for any customer so we can do good by them. We also designed everything so we can do well as a company and have enough money to keep making a positive impact in the industry.

In addition, phase II of our go-to-market strategy is to enter the massive industrial cannabis automation market.

Use of Proceeds for a $1,000,000 raise

$200,000 for tooling - make thousands of machines a month instead of a few a week

$400,000 for inventory

$125,000 for marketing and advertising

$200,000 working capital minus the 7.5% Wefunder Fee

** We will be doing additional raises in the future to tackle B2C space and the European Market*

Forecasting

Due to the nature of the current environment, forecasting is extremely difficult.

For 2023 we expect to sell between 3,000 and 5,000 machines and subscriptions with gross revenue of $4,000,000 to $6,000,000 and a 50% gross margin.

For 2024 we expect to sell between 12,000 and 15,000 machines and subscriptions with gross revenue of $16,000,000 to $20,000,000 and a 60%+ gross margin.

Forward-looking projections cannot be guaranteed.

Why are we using Wefunder?

We want to have the most diverse investor base possible, and we believe community crowdfunding is the most inclusive platform available. We also want our community to be a part of our journey as we make history in this incredible market.

Where it's legal to grow at home as of April, 2021

For the best report on the Home Grow market, follow this link. In the meantime, here is a map of where it's legal to grow at home as of April 2021:


Where is Homegrowing Legal?
Recreational homegrow to be legalized July 2023
Homegrow legal
Homegrow legal for medical
Adult-use legal (homegrow illegal)
Medical use legal (homegrow illegal)
No legalization
As of April, 2022

Disclaimer
The offering materials may contain forward-looking statements and information relating to, among other things, Boundless Robotics, Inc. (hereby referred to as Boundless), its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to

Boundless' management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" , "could", "might", "will" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause Boundless' actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Boundless does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.